POLYMET MINING CORP.
NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 13, 2011

Dear Shareholder:

     NOTICE IS HEREBY GIVEN that the 2011 Annual General and Special Meeting, (the “Meeting”), of shareholders of PolyMet Mining Corp. (“PolyMet”) will be held on Wednesday, July 13, 2011 at 10:00 a.m. (Vancouver Time), at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, for the following purposes:

  to receive our 2011 Annual Report, including our audited consolidated financial statements for the fiscal year ended January 31, 2011 and the report of our auditor on those financial statements;

  to fix the number of our directors at eight;

  to elect eight directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to ratify and confirm PolyMet’s Amended and Restated Shareholder Rights Plan, as reconfirmed by the shareholders in 2007 and amended in 2008, and to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

     Our board of directors has fixed the close of business on June 8, 2011 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only our registered shareholders as of the close of business June 8, 2011 will be entitled to vote, in person or by proxy, at the Meeting.

     Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper form of proxy, or vote by proxy over the Internet, as instructed in the accompanying Management Proxy Circular. To be effective, your form of proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than Monday, July 11, 2011, at 10:00 a.m. (Vancouver Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Due to the postal strike in Canada, we recommend that you return your completed form of proxy by facsimile directly to Computershare at (416) 263-9394. Proxies received by Computershare Investor Services Inc. after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

     If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) our registrar and transfer agent, Computershare Investor Services Inc., if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

By Order of the Board of Directors

signed “Joseph M. Scipioni”

Joseph M. Scipioni
President & Chief Executive Officer
& Chief Operating Officer

Vancouver, British Columbia
June 14, 2011